DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRES
LONDON

15, AVENU
7500

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
011-34-91-702-2749
JOSE.MARCO@DPW.COM

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


06015614

File No. 82-5201

July 31, 2006

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b)** under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Gamesa – Half-Year Results 2006

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.


PROCESSING
RECEIVED

Best regards,

José Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery

Gamesa



Gamesa,

Half Year Results 2006



July 28, 2006

Gamesa performs while powering the future

Gamesa

- ✓ **Net profit rose to 187 M €**, a +163% increase over 1H2005, due mainly to proceeds from Aeronautics and Services activities divestment
- ✓ **Due principally to WTG manufacturing activity growth, Gamesa's revenues increased to 897 M€**, a +27% increase over 1H2005
- ✓ **The volume increases and significantly improved installation rates pushed up WTG manufacturing margin to 17%, but a lower contribution of WF division due to better WIP management, took Group EBITDA margin to 16%**
- ✓ **WTG installation rate hit a monthly record at 200 MW in June**
- ✓ **Meanwhile, Gamesa continues developing its international activity:** 4 production facilities started operations in USA, and the first WTG contracts are being signed in China and USA under new commercial conditions
- ✓ **The first Wind Farm tender offer in USA is currently under negotiation**
- ✓ **€ 0.16 per share dividend**
- ✓ **Appointment of a new Executive Chairman**


Gamesa

Core Business Activities. WTG

Gamesa

Financial Indicators - WTG Business Unit

	1H 05	1H 06
Delivered (MW)	558	818
Δ WIP (MWe)	292	133
Units Sold (MWe)	850	951
EBITDA mg	16%	17%
Δ WC (M €)	+19	+164
Capex (M €)	51	60

Comments

- **+45% increase in installations (record = 200MW June 2006)**
- **Control of WIP variation, despite the volume increase**
- **+27% increase in sales thanks to:**
  - +12% increase in production
  - Higher level of installations (85% of production in 1H06 vs 65% in 1H05)
  - Higher prices derived from contract terms and change in product mix
- **Continuous EBITDA margin recovery due to productivity gains and better performance in installations**
- **36% of Working Capital increase derived from US start up inventories**
- **31% of 2006 investment plan accomplished (US Facilities & R&D)**

Financial Indicators – WF Business Unit

	1H 05	1H 06
Delivered (MW)	44	128
Δ WIP (MWe)	144	28
Units Sold (MWe)	188	156
Geographical Mix Units Delivered		
Spain	86%	78%
Italy	0%	11%
Germany	14%	11%
Δ WC (M €)	+356	+32

Comments

- ❑ **Gamesa concentrates on deliveries which are multiplied by 3x, mainly in Q2, due to:**
  - In Spain, Gamesa continues installing the parks delayed from 2005. Installations are complying with the 2006 planning
  - Increase of delivery activity in Europe (Italy and Germany)
  - Figures do not yet include any MW from US Wind Farms
- ❑ **Keeping levels of WIP variation in order to manage Working Capital leads to a reduction in MW sold**
- ❑ **Working capital management plan implemented**
  - Additionally, change in WIP accounting rules to a more conservative procedure from 1H2005 to 1H2006

Consolidated Financial Indicators

(M €)	1H 2005 pro forma	1H 2006
Net Sales	708	897
EBITDA	137	147
EBITDA / Sales	19%	16%
Net Profit continued operations	65	63
Net Profit	71 [(1)]	187 [(2)]
Δ Working Capital	+287	+178
Gearing (Debt/Equity)	1.8x	1.1x [(2)]

Comments

- ❑ **Gamesa's net sales up to 897 M€ (+27% in 1H2006 over 1H 2005)**
- ❑ **EBITDA grew by 10 M€ (+7% over 1H2005):**
  - WTG manufacturing margin improves
  - WF reduced its contribution, due to WIP management
- ❑ **Including proceeds from the sale of Aeronautics and Services divisions, net profit improves +163% over 2005**
- ❑ **Working capital needs grow less than in 2005, even with higher sales**
- ❑ **Gearing improves, mainly due to proceeds from divestments**

Note: All figures are non-audited. Figures do not include Aeronautics and Services divisions, except for:
(1) Include Aeronautics and Services divisions activity in 1H2005
(2) Include the proceeds from the divestment in 1H2006

Corporate Business Performance

Gamesa

Consolidated Financial Indicators

	Target 2008	Current Status
Growth	**EBITDA GROWTH > 15%**	❑ **+7% EBITDA growth (1H06 vs. 1H05)** ▪ Steady progress: Q2 EBITDA improves substantially both vs. Q2 2005 and Q1 2006
Profitability	**ROCE >16%**	❑ **ROCE = 11% in 1H2006** ▪ Flat EBIT evolution ▪ Temporary surge in A/R due to record installations in June
Financial Strength	**Net Debt/EBITDA < 2.5x**	❑ **Net Debt / EBITDA = 3.2x in 1H2006** ▪ Debt keeps stable while improving EBITDA, H1 ratio strengthens over 2005 (3.4x)

Perspectives

Gamesa

Environment

- Expected PTC renewal beyond 2007 in USA
- Spanish regulation for 2008 and onwards expected in 2H2006

WTG Business Unit

- Aiming for monthly installations > 200 MW in 2H
- Two major multi-year contracts (China, Europe and N America) to be signed in 2H, applying new commercial policy

WF Business Unit

- Initiating construction of 500 MW in 2H
- 280 WTG to be installed in 2H
- First USA Wind Farm sale by Gamesa expected in Q4

Appendix. Consolidated and Individual Accounts

GAMESA. Consolidated Figures


Gamesa

P&L (M €)

	1H 05	1H 06
Sales	708	897
Capitalised in House Work	19	23
Cost of Goods Sold	-476	-609
Personnel	-65	-85
Other Op. Expenses	-49	-79
EBITDA	**137**	**147**
Depreciation & Amortization	-21	-26
Provisions	-15	-17
EBIT	**101**	**104**
Financial Results	-13	-22
Disposals of Non Current Assets	-1	0
Pre Tax Profits	**87**	**82**
Taxes	-23	-19
Profit After Tax	**64**	**63**
Minority Interest	1	0
Net Profit from cont. op.	**65**	**63**
Net Profit	**71** (1)	**187** (2)

Balance Sheet (M €)

	1H 05 Pro forma	1H 06
Net Fixed Assets	331	448
Goodwill & Other Assets	404	421
Current Assets	1,821	2,306
Cash	30	122 (2)
Total Assets	**2,586**	**3,297**
Capital & Reserves	609 (1)	777
Net Profit	71 (1)	187 (2)
Minority Interest	-1	3
Provisions and other	67	124
Bank Debt s/t and l/t	1,241	1,222
Other Liabilities	599	984
Total Liabilities and Equity	**2,586**	**3,297**

Note: All figures are non-audited. Figures do not include Aeronautics and Services divisions, except for:
(1) Include Aeronautics and Services divisions activity in 1H2005
(2) Include the proceeds from the divestment in 1H2006

GAMESA. WTG Division


Gamesa

P&L (M €)	1H 05	1H 06
Sales	590	748
Capitalised in House Work	19	22
Cost of Goods Sold	-429	-512
Personnel	-50	-70
Other Op. Expenses	-35	-62
EBITDA	**95**	**127**
Depreciation & Amortization	-19	-25
Provisions	-15	-22
EBIT	**61**	**80**
Financial Results	-11	-16
Disposals of Non Current Assets	0	0
Pre Tax Profits	**50**	**65**
Taxes	-15	-19
Profit After Tax	**35**	**46**
Minority Interest	0	0
Net Profit	**35**	**46**

Note: All figures are non-audited.

Balance Sheet (M €)	1H 05	1H 06
Net Fixed Assets	243	375
Goodwill & Other Assets	321	330
Current Assets	1,213	1,772
Cash	7	104
Total Assets	**1,784**	**2,581**
Capital & Reserves	441	531
Net Profit	35	46
Minority Interest	1	0
Provisions and other	67	118
Bank Debt s/t and l/t	711	955
Other Liabilities	529	931
Total Liabilities and Equity	**1,784**	**2,581**

GAMESA. WF Division


Gamesa

P&L (M €)	1H 05	1H 06
Sales	151	154
Capitalised in House Work	0	0
Cost of Goods Sold	-106	-111
Personnel	-10	-10
Other Op. Expenses	-9	-10
EBITDA	**26**	**23**
Depreciation & Amortization	-1	-1
Provisions	0	5
EBIT	**25**	**27**
Financial Results	-5	-6
Disposals of Non Current Assets	-1	0
Pre Tax Profits	**19**	**21**
Taxes	-2	0
Profit After Tax	**16**	**21**
Minority Interest	1	0
Net Profit	**17**	**21**

Balance Sheet (M €)	1H 05	1H 06
Net Fixed Assets	149	154
Goodwill & Other Assets	-12	6
Current Assets	657	576
Cash	15	125
Total Assets	**809**	**861**
Capital & Reserves	195	278
Net Profit	17	21
Minority Interest	-2	2
Provisions and other	2	8
Bank Debt s/t and l/t	512	443
Other Liabilities	85	109
Total Liabilities and Equity	**809**	**861**

Note: All figures are non-audited.

Forward Looking Statement


Gamesa

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

Investor Relations Contact


Gamesa

Investor Relations Team +34 94 431 7611

Gonzalo Onzain gonzain@gamesa.es
Maite Bermejo mbermejo@gamesa.es